UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Birck, Michael J.

   c/o TELLABS OPERATIONS, INC.
   4951 Indiana Avenue
   Lisle, IL  60532
   USA
2. Issuer Name and Ticker or Trading Symbol
   Tellabs, Inc.
   (TLAB)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/01
5. If Amendment, Date of Original (Month/Year)
   December 29, 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock                 |7/20/9|P4(1|7,000             |A  |$44.19(2)  |                   |D     |                           |
                             |8     |)   |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock                 |11/15/|G4(3|20,000            |D  |           |13,275,597(4)      |D     |                           |
                             |99    |)   |                  |   |           |                   |      |                           |
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Common Stock                 |      |    |                  |   |           |813                |I     |(5)                        |
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Common Stock                 |      |    |                  |   |           |23,703,000         |I     |(6)                        |
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Common Stock                 |      |    |                  |   |           |1,168,000          |I     |By Spouse                  |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On July 23, 1998, 7,000 shares (3500 shares pre-split) were acquired for the account of the reporting person in a large cap investment account, containing multiple securities, over which a third party exercises discretion.
(2) The original Form 5 filed on behalf of the reporting person failed to include the price per share, $44.19
($88.375
pre-split).
(3) On November 15, 1999, reporting person made a bona fide gift of 20,000 shares which was inadvertently omitted from the Form 4 filed on December 8,
1999.
(4) The end of the year holdings have been corrected to reflect a 240 share (10 shares pre-split) mathematical error made in a Form 4 filed on September 6,
1989.
(5) These shares are held for the benefit of the reporting person in the Tellabs Advantage Program. The information reported herein is based on a plan statement as of December 29, 2000 and represents the shares allocated to the reporting person in the Tellabs Advantage Program on such date.
(6)  Held by Oak Street Investments,
L.P.
SIGNATURE OF REPORTING PERSON
/s/  Michael J. Birck
DATE
February 13, 2001